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                                                         Exhibit (e)(4)(xxxviii)
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            Excerpts from Minutes of Governance Committee Meeting of
                                January 10, 1997

          Mr. Ray suggested that Mr. Lineberger excuse himself from the meeting while the Committee considered certain compensation matters related to Mr. Lineberger's retirement as an executive officer. Mr. Lineberger excused himself from the meeting.

          Mr. Ray then acknowledged that Mr. Lineberger had retired as an executive officer of the Corporation, but intends to continue to serve the Corporation as a director. Mr. Ray proposed that Mr. Lineberger's retirement benefit under the Corporation's Salary Continuation Plan be fixed at $130,000 per annum. He noted that Mr. Lineberger intended to commence receiving such benefits immediately, as he was now 60 years of age, the age of retirement under such Plan.

          After discussion, upon motion duly made by Mr. Ray, seconded by Mr. Buffett, and unanimously carried (exclusive of Mr. Lineberger), it was

          RESOLVED, that the annual benefit payable to James B. Lineberger under the Salary Continuation Agreement between Mr. Lineberger and the Corporation be, and it hereby is, fixed at $130,000, and further, that such Agreement be, and it hereby is deemed to be, amended to so provide.

          Mr. Ray also proposed that Mr. Lineberger continue to receive, until he reaches age 65, medical/dental and health benefits under the Corporation's Executive Medical Plan, as well as the standard medical plan of the Corporation, equal to the benefits he received under such Plans as an officer of the Corporation. Mr. Ray proposed, also, that the Committee confirm the continuation of the Agreement, dated as of December 23, 1988, as amended on January 29, 1989, between the Corporation and Mr. Lineberger, relating to Mr. Lineberger's salary and benefits in the event of a change of control, at Mr. Lineberger's highest level of compensation as an officer and other benefits as stated therein. The Committee (excluding Mr. Lineberger) concurred in such arrangements.

          Mr. Ray further noted that Mr. Lineberger, effective as of January 1, 1997, would be receiving compensation as a director as follows: base compensation of $20,000 per annum, plus $3,000 per each meeting of the Board (other than telephonic meetings), $3,000 for service on the Audit Committee and $3,000 for service on the Governance Committee. He also noted that Mr. Lineberger's existing coverage under the Corporation's personal excess liability insurance policy will continue so long as he remains a director and such coverage is made available to directors by the Corporation. The Committee (excluding Mr. Lineberger) concurred in such arrangements.

          Mr. Ray also suggested that Mr. Lineberger participate in the Directors' Retirement Plan and that Mr. Lineberger receive, upon his retirement as a director, an additional annual retirement benefit of $20,000 (subject to subsequent increase as provided in such Plan), payable for a period of fifteen years. After discussion, upon motion duly made by Mr. Ray, seconded by Mr. Buffett, and unanimously carried (exclusive of Mr. Lineberger), it was

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          RESOLVED, that James E. Lineberger be, and he hereby is, included in the Directors' Retirement Plan, and that his annual benefit level be fixed at $20,000.

            Excerpts from Minutes of Stock Incentive Plan Committee
                          Meeting of January 10, 1997

          Mr. Ray then acknowledged that Mr. Lineberger had retired as an executive officer of the Corporation, but intends to continue to serve the Corporation as a director. The Committee discussed the arrangements between the Corporation and Mr. Lineberger relating to his retirement from service as an executive officer of the Corporation. Mr. Ray proposed, in that connection, that the Committee approve the amendment of the terms of Mr. Lineberger's outstanding options and restricted stock awards, under the Corporation's stock option and stock incentive plans, such that the stock options previously granted to him would remain exercisable, and the stock-based awards to him under the Corporation's 1994 Success Sharing Plan would continue, in accordance with their respective terms, following Mr. Lineberger's retirement as an executive officer and the termination of his employment with the Corporation, and regardless of his continuation as a director of the Corporation thereafter, until the respective original expiration dates thereof or, in the case of the restricted stock, until fully vested.

          After discussion, upon motion duly made by Mr. Ray, seconded by Dr. Milnes and unanimously carried, it was

          RESOLVED, that the continuation of the outstanding stock options previously granted to James E. Lineberger under any of the Corporation's Stock Incentive Plans, and the restricted stock previously granted to him pursuant to the 1995 Plan and the Restricted Stock Agreement thereunder, is hereby ratified, confirmed and approved, and further, that all such awards shall continue to be subject to vesting, and not forfeited, until the original termination date of each such option and restricted stock award in accordance with the terms and conditions of the applicable option agreement and Restricted Stock Agreement, notwithstanding the termination of his employment or other association with the Corporation, and further, that each such option agreement and Restricted Stock Agreement be, and it hereby is deemed to be, amended to so provide; and further

          RESOLVED, that the President, any Vice President, Secretary and Treasurer of the Corporation be, and each of them, acting individually, hereby is, authorized and directed to execute and deliver on behalf of the Corporation such documents modifying such option agreements and the Restricted Stock Agreement as they deem necessary or appropriate to implement the above resolution.

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